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                              June 14, 2024

       David Mann
       President and Chief Executive Officer
       Franklin Ethereum Trust
       One Franklin Parkway
       San Mateo, California 94403-1906

                                                        Re: Franklin Ethereum
Trust
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-277008

       Dear David Mann:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
       Prospectus Summary, page 1

   2.                                                   Please revise your
Summary to:
                                                            Disclose that the
Trust may only conduct cash creations and redemptions and that it would need
regulatory approval to commence in-kind creations and redemptions;
                                                            Clarify here that
the timing of in-kind regulatory approval is unknown and that there is no guarantee
that the Exchange will receive in-kind regulatory approval; and
                                                            Disclose how you
will inform shareholders if the Exchange receives in-kind
                                                            regulatory approval
and if the Sponsor chooses to allow in-kind creations and
                                                            redemptions.
 David Mann
FirstName  LastNameDavid
Franklin Ethereum Trust Mann
Comapany
June       NameFranklin Ethereum Trust
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
Risk Factors, page 17

3. Please add a separately-captioned risk factor addressing the fact that the trust will not
         stake the ether it holds, so an investment in the trust   s shares
will not realize the economic
         benefits of staking.
Overview of the Ethereum Industry, page 78

4. Please revise to add a discussion of the spot ether markets and ether futures markets. Also please revise to include a discussion of the regulation of ether futures and government oversight.
Business of the Fund
Net Asset Value, page 91

5. Please revise to disclose the criteria the Sponsor will use to determine that CF
         Benchmarks Index is unreliable as the Index and therefore determines not to use the CF
         Benchmarks Index as the Index.
Governing Law; Consent to Delaware Jurisdiction, page 140

6. We note your disclosure that "the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder." Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise this section to disclose that the Delaware governing law provision does not apply to causes of action for violations of state securities laws, or advise. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Mann
Franklin Ethereum Trust
June 14, 2024
Page 3

       Please contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Mann
                                                         Division of
Corporation Finance
Comapany NameFranklin Ethereum Trust
                                                         Office of Crypto
Assets
June 14, 2024 Page 3
cc:       J. Stephen Feinour, Jr., Esquire
FirstName LastName